Exhibit 12.1

Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Three Months Ended March 31,

	2003	2002

Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	$(103.5)	$6.1
Add: Fixed charges from below	45.7	46.3
Less: Capitalized interest	3.0	1.5

	$(60.8)	$50.9

Fixed Charges:
Interest expense, net of interest capitalized	39.9	41.8
Capitalized interest	3.0	1.5
Estimate of interest within rental expense	0.8	0.7
Amortized premium and discounts related to indebtedness	2.0	2.3

	$45.7	$46.3

Ratio of Earnings to Fixed Charges	—	1.1x

Deficiency of Earnings to Fixed Charges	106.5	—